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                                                                EXHIBIT 1.A.(11)


          Description of issuance, transfer and redemption procedures
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Exhibit 1.A(11)

         UNITED INVESTORS LIFE INSURANCE COMPANY

          DESCRIPTION OF ISSUANCE, TRANSFER
            AND REDEMPTION PROCEDURES FOR
       FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES
          Pursuant to Rule 6e-3(T)(b)(12)(iii)


This document sets forth the administrative procedures that will be followed by United Investors Life Insurance Company ("United Investors" or the "Company") in connection with the issuance of a Flexible Premium Variable Life Insurance Policy, (the "Policy"), the transfer of assets held thereunder, and the redemption by Owners of their interests in such Policy.

I. PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF POLICIES

   1. Premium Payments and Underwriting

   Premiums for the Policies will not be the same for all owners of Policies ("Owners"). An Initial Premium, together with a completed application satisfactory to the Company, must be received by the Company before a Policy will be issued. The Company requires that the Initial Premium for a Policy be at least equal to the No-Lapse Monthly Premium for the Policy. (The No-Lapse Monthly Premium is the minimum amount of premium required to keep the No-Lapse Guarantee in effect during the first three Policy years, based on the requested Initial Base Face Amount, the issue age, sex and risk class of the Insured and any additional benefits provided by Riders.)

   Following the Initial Premium, additional premiums in the amount of $25.00 may be paid at any time, subject to the limitations below. An Owner may establish a schedule of planned periodic premiums which will be billed by the Company at regular intervals or may set up monthly, quarterly, semi-annual or annual bank drafts for premium payments. Failure to pay planned periodic premiums, however, will not itself cause the Policy to lapse.

   An Owner may make unscheduled premium payments at any time in any amount, or skip planned periodic premium payments, subject to the following limitations. Every premium payment must be at least $25, or the No-Lapse Monthly Premium, if less. In no event may the total of all premiums paid in any Policy

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year exceed the current maximum premium limitations for that year established by
Federal tax laws or by the Company.

   If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitation, the Company will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned or applied as otherwise agreed and no further premiums will be accepted until allowed by the current maximum premium limitations prescribed by Federal tax law.

   A Policy will remain in force as long as the Net Cash Surrender Value is sufficient to cover the Monthly Deduction or as long as the No-Lapse Guarantee is in effect. The No-Lapse Guarantee will remain in effect as long as the sum of the premiums paid minus any gross withdrawals and any Loan Balance equals or exceeds the Cumulative No-Lapse Monthly Premiums multiplied by the number of months the Policy is in force. The amount of a premium, if any, that must be paid to keep the Policy in force depends upon the Policy Value of the Policy, which in turn depends on such factors as the investment experience and the cost of insurance charge. The cost of insurance rate utilized in computing the cost of insurance charge will not be the same for each Insured. The chief reason is that the principle of pooling and distribution of mortality risks is based on the assumption that each Insured incurs an insurance rate commensurate with his or her mortality risk which is actuarially determined based on such factors as attained age, sex and risk class. Accordingly, while not all Insureds will be subject to the same cost of insurance rate, there will be a single "rate" for all Insureds in a given actuarial category.

   Current cost of insurance rates are subject to change based on our expectations as to future mortality experience, expenses, lapses and taxes. For standard risk classes, the cost of insurance

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rates are guaranteed not to exceed the rates set forth in the 1980 Commissioners
Standard Ordinary Mortality Tables, Male or Female, Smoker or Nonsmoker, Age Nearest Birthday.

   The Policies will be offered and sold pursuant to established mortality structure and underwriting standards and in accordance with state insurance laws. State insurance laws may prohibit unfair discrimination among Insureds but recognize that premiums may be based upon factors such as age, sex, health and occupation.

   2. Application and Initial Premium Processing

   Upon receipt of a completed application, the Company will follow certain insurance underwriting (e.g., evaluation of risks) procedures designed to determine whether the Proposed Insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the Proposed Insured before a determination can be made. A Policy will not be issued until the underwriting procedure has been completed. The Minimum Base Face Amount at issue for all Risk Classes is $50,000.

   Insurance coverage under a Policy (except for coverage provided in a Conditional Receipt) will begin when the Policy is delivered and the initial premium has been received prior to the Insured's death or prior to any change in health as shown in the application. The Policy Date is the date the Company issues the Policy. Policy Anniversaries, Policy Years and Policy Months are measured from the Policy Date.

   On the Policy Date, the initial Net Premium (initial Premium less sales load and premium tax charges) will be allocated in accordance with the allocation percentages specified in the application. A target Premium is also determined on the Policy Date for the initial Base Face Amount. The target premium is the amount we use to calculate the sales load charge and the sales surrender charge. It is not based on the planned premium and may be more or less than the No-Lapse Monthly premium depending on additional benefits to the policy. An additional target premium is determined for each increase in Base Face Amount based on the Insured's age, sex, and risk class.

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   3. Reinstatement Procedures

   The Policy may be reinstated within five years after lapse during the Insured's lifetime and before the Maturity Date unless the Policy has been surrendered. A Policy will be reinstated upon receipt by the Company of a written application for reinstatement, evidence of insurability satisfactory to the Company, agreement to the reduction of the Policy Value by any Loan Balance, and payment of sufficient premium equal to the total following amounts:

   1. the amounts that would have been required for the Policy to continue in force without entering a Grace Period, and for each month during the Grace Period at the end of which the Policy terminated; and

   2. the amount that will be required for the Policy to continue in force without entering a Grace Period for two months after the Reinstatement Date.

  The Policy Value on the date of reinstatement will be equal to the Policy Value on the Monthly Processing Date when the Grace Period ended, plus the Premium paid to reinstate the Policy minus any outstanding Loan Balance. The effective date of reinstatement will be the Monthly Processing Date on or following the date the Company approves the application for reinstatement. The surrender charge on the date of reinstatement will be counted from the Original Policy Date.

II. REDEMPTION PROCEDURES: SURRENDERS, WITHDRAWALS AND RELATED TRANSACTIONS

Set forth below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "redemption" transaction. The summary shows that because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.

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A. Surrenders and Withdrawals

   At any time during the lifetime of the Insured and while a Policy is in effect, the Owner may surrender the Policy or make a withdrawal under the Policy by sending a written request to the Company. The amount available for surrender is the Cash Surrender Value, less any Loan Balance, at the end of the valuation period during which the surrender request is received by the Company, subject to the limits described below. Amounts payable from the Variable Account upon surrender or a withdrawal will ordinarily be paid within seven days of receipt of the written request, although payments may be postponed under certain circumstances.

   If the Policy is being surrendered, the Policy must be returned to the Company along with a written request to surrender the Policy. If the Policy is surrendered prior to the end of the 14th Policy Year or the end of the 14th year following an increase in Base Face Amount, a surrender charge will be made. The surrender charge varies based on the Base Face Amount at issue (or the amount of any increase). This surrender charge consists of two types of charges, an administrative surrender charge and a sales surrender charge. The administrative surrender charge is a specified dollar amount per $1,000 of Base Face Amount for the first nine Policy years (or the first nine years after a Base Face Amount increase). The sales surrender charge is a percentage of actual premiums paid up to a maximum based on target premiums. A table of surrender charges is included in the Policy.

   The minimum withdrawal amount is $500. The maximum withdrawal amount is the Net Cash Surrender Value less $500. The Company will make a transaction charge for each withdrawal after the first in a Policy Year. The transaction charge will be equal to the lesser of $25 or 2% of the withdrawal amount. A portion of the surrender charge will be deducted based on the decrease in Base Face Amount caused by the withdrawal. The amount of the withdrawal plus any applicable surrender charge and transaction charge is called the gross withdrawal.

   The Owner may choose to allocate the amount surrendered (including any surrender charges) among specific Subaccounts of the Variable Account and the Fixed Account.

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If no allocation is specified, then the gross withdrawal amount (including any surrender charge and transaction charges) will be allocated among Subaccounts of the Variable Account and the Fixed Account in the same proportion that their values bears to the total unloaned Policy Value.

   The Death Benefit will be affected when a withdrawal is made. If Death Benefit Option A is in effect, then a withdrawal will decrease the Base Face Amount by an amount equal to the gross withdrawal amount. If Death Benefit Option B is in effect, the total Death Benefit is also reduced by the gross withdrawal amount, but the Base Face Amount will not change.

   The Base Face Amount remaining in force after a withdrawal may not be less than $50,000. Any request for a withdrawal that would reduce the Base Face Amount below this amount will not be implemented. If the Base Face Amount has been increased, any withdrawal will reduce the Base Face Amount starting with the most recent increase and continuing in the reverse order in which increases were made. If any reduction is left after all Base Face Amount increases have been reduced, it will be used to reduce the Initial Base Face Amount. The Company may limit the number of times withdrawals may be made but this limit will not be less than one.

   B.  Change in Face Amount

   The Owner may increase or decrease the Base Face Amount or Adjustable Term Insurance Rider of a Policy (without changing the Death Benefit Option) once each Policy Year after the first Policy Anniversary. A written request is required for a change in the Base Face Amount or Adjustable Term Insurance Rider. Any change is subject to the following

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conditions:

 1. Any decrease will become effective on the later of (1) the Monthly Processing Date on or next following receipt of the written request; or (2) the Monthly Processing Date one year after the last change in Face Amount was made.

 2. The Base Face Amount may not be decreased below $50,000.

 3. Any change in Amount must be at least $10,000.

 Face Amount decreases will be used to reduce the Face Amount in the following order (1) the amount of any Adjustable Term Insurance Rider will be reduced to zero, and (2) any previous Base Face Amount increases which are in effect will be reduced, starting with the most recent increase and continuing in the reverse order in which increases were made. If any decrease is remaining, it will be used to reduce the Initial Base Face Amount.

   For an increase in the Face Amount or Adjustable Term Insurance Rider, the Company requires that satisfactory evidence of insurability be submitted and that any additional premium for the increase is paid. If approved, the increase will become effective as of the Monthly Processing Date following the day the application for increase is approved by the Company. In addition, the Insured must have an attained age of not greater than 75 on the effective date of the increase. The increase may not be less than $10,000.

  C.  Change in Death Benefit Option

  After the first Policy Anniversary, the Owner may request in writing to change the Death Benefit Option. If the request is to change from Option A to Option B, the total Death Benefit will remain the same, and the Base Face Amount will be decreased by the amount of the Policy Value. If the request is to change from Option B to Option A, the total Death Benefit will remain the same and the Base Face Amount will be increased by the amount of the Policy Value. The effective date of a change will be the Monthly Processing Date on or following the date the Company approves the request for the change. Once the Death Benefit Option has been changed, it cannot be changed again for one year.

  D.  Benefit Claims

  While the Policy remains in force, the Company will usually pay a Death Benefit to the

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named beneficiary in accordance with the designated Death Benefit Option within seven days after receipt of due proof of death of the Insured. Payment of Death Benefits may be postponed under certain circumstances, such as the New York Stock Exchange being closed for reasons other than customary weekend and holiday closings.

   The amount of the Death Benefit equals the Base Death Benefit plus the Adjustable Term Rider Amount and the amounts of any other Riders payable upon the death of the Insured. The proceeds will be reduced by any outstanding Loan Balance and any past due monthly deductions. The amount of the Base Death Benefit depends on the Base Face Amount, the Policy Value on the date of the Insured's death, and the Death Benefit Option in effect at that time. Under Option A, the Death Benefit is the greater of the Base Face Amount at the beginning of the policy month when death occurs, or the Policy Value on the date of death multiplied by the applicable factor from the table of Death Benefit Factors in the Policy. Under Death Benefit Option B, the Death Benefit is equal to the Base Face Amount at the beginning of the policy month when death occurs, plus the Policy Value on the date of death or, if greater, the applicable factor (as per Option A) multiplied by the Policy Value on the date of death.

   If the Insured is living on the Maturity Date (the Policy Anniversary on or next following the Insured's 100th birthday), the Company will pay in a lump sum the Policy Value of the Policy less any Loan Balance.

   Death Benefit proceeds may be paid in single sum or under one of the Payment Options described in the Policy. The election may be made by the Owner during the Insured's lifetime. If the election has not been made when the Beneficiary becomes entitled to the proceeds, the Beneficiary may elect a Payment Option.

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   5. Policy Loans

   The Owner may, by written request to the Company, borrow an amount up to the Maximum Loan Value of the Policy, with the Policy serving as sole security for such loan. The Maximum Loan Value is 90% of the Policy Value less surrender charges. The minimum amount that may be borrowed is $100. Any amount due to an Owner under a loan ordinarily will be paid within seven days after the Company receives the loan request, although payments may be postponed under certain circumstances.

   When a loan is made, the amount of the loan plus any loan interest will be transferred to the Fixed Account as security for the loan. Unless the Owner requests a different allocation, amounts will be transferred from the Subaccounts of the Variable Account to the Fixed Account in the same proportion that the value of each Subaccount bears to the Variable Account Value. Loaned amounts transferred to the Fixed Account will accrue interest daily at a minimum effective annual rate of at least 4%. The Company may also credit additional interest on any preferred loan amount. Preferred loans are available each policy year folllowing the tenth policy anniversary. The amount available as a preferred loan is 10% of the net Policy Value, which is the Policy Value minus any existing Loan Balance.

   A Policy Loan may be repaid in whole or in part at any time prior to the death of the Insured and as long as a Policy is in effect. Repayment must be made in an amount of at least $100 or the outstanding Loan Balance if less. When a loan repayment is made, payments will be allocated according to the premium allocation instructions then in effect, unless the Owner specifies otherwise.

III.  TRANSFERS

   The Variable Account currently has 32 Subaccounts. Under the Company's current rules, the Owner may transfer values among the Subaccounts or to the Fixed

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Account up to 12 times per Policy Year. Transfers from the Fixed Account to the
Subaccounts of the Variable Account are allowed once per Policy Year. We reserve the right to limit transfers from the Fixed Account to a variable Subaccount, to the greater of: (a) 25% of the prior policy anniversary's unloaned Fixed Account Value; or (b) the amount of the prior Policy Year's transfer.

   Transfers may be made in a satisfactory written request or by telephone (if written authorization is on file). Transfers must be in amounts of at least $100 or, if smaller, the Policy Value held in the Subaccount or the Fixed Account. The Company will effectuate transfers and determine all values in connection with transfers as of the end of the valuation period during which the transfer request is received.

   The Company currently intends to continue to permit transfers for the foreseeable future. The Company may suspend or modify the transfer privilege at any time with the necessary approval of the SEC, including the minimum amount transferable, the ability to transfer amounts to the Fixed Account, and the frequency of such transfers.

   The Owner may direct the Company to automatically transfer amounts on a monthly, quarterly, semi-annual or annual basis from the Money Market Subaccount or the Fixed Account to any Subaccount of the Variable Account. This service is intended to allow the Owner to utilize Dollar Cost Averaging (DCA), a long-term investment program which provides for regular, level investments over time. The Company makes no guarantees that DCA will result in a profit or protect against loss in a declining market. The minimum transfer amount is $100 (or $25 for each Subaccount selected).

Automatic Asset Rebalancing allows the Owner to set up transfers at selected intervals that rebalance their policy value allocation between investment options to their pre-selected asset allocation percentages. Rebalancing may occur on a quarterly, semi-annual or annual basis. The Fixed Account and the Money Market Subaccount may not be elected for rebalancing if either investment option is included in Dollar Cost Averaging.

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IV. REFUNDS

    A.  Right to Examine Policy Period

    The Owner may cancel a Policy within 20 days after receiving it, or within 45 days after the application was signed, whichever is latest. If a Policy is canceled within this time period, a refund will be paid. The refund will equal all premiums paid under the Policy, or the amount required by state law if different.

    B.  Suicide

    In the event the Insured commits suicide, whether sane or insane, within two years of the Policy Date, the amount payable will be limited to the return of premiums paid, less any Loan Balance and any gross withdrawals. In the event of suicide within two years of the effective date of any increase in Face Amount, the Death Benefit for that increase will be limited to the excess, if any, of the Net Amount At Risk on the date of death over the corresponding amount in effect just prior to the increase, and increased by the total monthly cost of insurance charges deducted for this excess.

    C.  Incontestability Clause

    The Policy is incontestable after it has been in force for two years from the Policy Date during the lifetime of the Insured. An increase in the Face Amount or addition of a rider after the Policy Date is incontestable after such increase or addition has been in force for two years from its effective date during the lifetime of the Insured. If the Policy is reinstated, a new two year contestable period (apart from any remaining contestable period) will apply during the lifetime of the Insured for two years after the effective date of the reinstatement and will apply only to statements made in the application for reinstatement.

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    D. Misstatement of Age or Sex

      If the age or sex of the Insured has been misstated in the application, the amount of the Death Benefit will be that which the most recent cost of insurance charge would have purchased for the correct age or sex.

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